EXHIBIT 99

Name and Address of Reporting Person:	ARV Assisted Living, Inc.
245 Fischer Avenue
Costa Mesa, CA 92626

Issuer Name and Ticker or Trading Symbol:	American Retirement Villas Properties III, L.P.

Statement for Month/Day/Year:	[07/09/2004]

Explanation of Responses:

     The transaction reported on this Form 4 occurred as part of a “going private” transaction of the Issuer, in which ARV Assisted Living, Inc., a Delaware corporation (“ARV”) increased its beneficial ownership in the Issuer from approximately 76.2% to 100%. This transaction was effected pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 24, 2004, by and between the Issuer and ARVP III Acquisition, L.P., a California limited partnership (“Purchaser”), and approved by the board of directors of ARV Assisted Living, Inc., a Delaware corporation (“ARV”).

     The merger became effective on July [09], 2004 pursuant to a Certificate of Merger filed with the Secretary of State of California, at which time (the “Effective Time”) Purchaser was merged with and into the Issuer, with the Issuer as the surviving corporation.

     Immediately prior to the Effective Time, there were 18,666.480 units of limited partnership of the Issuer (“Units”) issued and outstanding. Immediately prior to the Effective Time, ARV and its subsidiaries held 14,222.087 Units, representing approximately 76.2% of the outstanding Units.

     At the Effective Time, (i) each Unit issued and outstanding immediately prior to the Effective Time (other than any Units held (1) by Purchaser, (2) ARV and its subsidiaries, and (3) in the treasury of the Issuer or by any wholly owned subsidiary of the Issuer), was automatically converted into and become the right to receive pursuant to the Merger Agreement $400.00 in cash per Unit, without interest thereon (the “LP Merger Consideration”), and (ii) each special limited partnership interest (“SPL Interest”) issued and outstanding immediately prior to the Effective Time was automatically converted into and became the right to receive pursuant to the Merger Agreement $14,933.00 in cash per SPL Interest, without interest thereon (the “SPL Merger Consideration” and, together with the LP Merger Consideration, the “Merger Consideration”).

     At the Effective Time, (i) the Units held (1) in the treasury of the Issuer, (2) by any wholly owned subsidiary of the Issuer, and (3) by the Purchaser, were cancelled and retired and no payment was made with respect thereto, (ii) each Unit held by ARV and its subsidiaries issued and outstanding immediately prior to the Effective Time remains issued and outstanding and continues to represent a Limited Partner interest in Issuer and no payment of Merger Consideration was made in respect of such Units held by ARV and its subsidiaries, and (iii) the limited partnership interest in Purchaser owned by ARVP III Acquisition LLC, a Delaware limited liability company and wholly owned subsidiary of ARV (“ARV LLC”), was automatically converted into and became one fully paid and non-assessable Unit of Issuer representing a Limited Partner interest in Issuer.